Exhibit 99.1

News Release	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, October 24, 2012	James A. Graner (612) 623-6635

Graco Reports Record Third Quarter Sales

Acquired Businesses Contribute to Results

MINNEAPOLIS, MN (October 24, 2012) - Graco Inc. (NYSE: GGG) today announced results for the quarter and nine months ended September 28, 2012.

Summary

$ in millions except per share amounts

	Thirteen Weeks Ended			Thirty-nine Weeks Ended
	Sep 28, 2012	Sep 30, 2011	% Change	Sep 28, 2012	Sep 30, 2011	% Change

Net Sales	$256.5	$227.3	13%	$758.8	$679.7	12%
Net Earnings	37.1	36.6	2%	106.9	111.9	(5)%
Diluted Net Earnings per Common Share	$0.60	$0.60	0%	$1.73	$1.82	(5)%

•	Sales for the quarter increased 13 percent, all from the addition of Powder Finishing operations. Year-to-date sales increased 12 percent, with 9 percentage points from Powder Finishing.

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Changes in currency translation rates decreased sales by approximately $6 million for the quarter and $14 million year-to-date, and decreased net earnings by approximately $2 million for the quarter and $5 million year-to-date.

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For the quarter, sales at consistent translation rates and before acquisitions were up 5 percent in the Americas, up 4 percent in Europe and down 10 percent in Asia Pacific. On the same basis, year-to-date sales were up 7 percent in the Americas, up 3 percent in Europe and down 1 percent in Asia Pacific.

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On April 2, 2012, the Company completed the purchase of the finishing businesses of Illinois Tool Works Inc., including Powder Finishing and Liquid Finishing equipment operations. Costs and expenses related to the acquisition included:

–	Acquisition and divestiture-related expenses included in operating expenses were $4 million for the quarter and $15 million year-to-date, compared to $3 million and $6 million for the comparable periods last year, respectively.

–	Interest expense increased $2 million for the quarter and $9 million year-to-date.

–	Non-recurring charges totaling $7 million related to inventory that reduced gross margin percentages for the year-to-date.

•	Other expense (income) includes dividend income of $4 million for the quarter and $8 million year-to-date, received from the Liquid Finishing business held as a cost-method investment.

“Worldwide demand held steady in the third quarter as organic sales grew slightly compared with the previous year,” stated Patrick J. McHale, Graco’s President and Chief Executive Officer. “We continued to see high variability in demand across products and geographies. On an organic basis, excluding the recently acquired Powder Finishing operations, sales in the Americas grew 5 percent, driven by double-digit growth in the Industrial and Lubrication segments. Contractor segment sales in the Americas were

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Exhibit 99.1

Page 2 GRACO

down 5 percent, negatively impacted by product mix and channel inventory realignment. On a constant currency basis, Graco’s legacy European sales increased 4 percent, with increases posted in all segments, led by double-digit growth in Lubrication sales and a 9 percent increase in Contractor sales. In Asia Pacific, Graco’s legacy sales declined in every segment as business conditions during the quarter were more difficult than anticipated. The acquired Powder business is performing to expectations, and our overall factory performance was strong during the quarter, contributing to nice gross margin results. We remain committed to staying the course and executing our long-term growth initiatives.”

Consolidated Results

Sales for the quarter increased 13 percent (15 percent at consistent currency translation rates), including increases of 11 percent in the Americas, 28 percent in Europe (38 percent at consistent translation rates) and 4 percent in Asia Pacific. Year-to-date sales increased 12 percent (13 percent at consistent translation rates), with increases of 11 percent in the Americas, 17 percent in Europe (24 percent at consistent translation rates) and 9 percent in Asia Pacific.

Sales for the quarter included $30 million from Powder Finishing operations acquired at the beginning of April, including $7 million in the Americas, $16 million in Europe and $7 million in Asia Pacific. Year-to-date sales included $62 million from Powder Finishing, including $13 million in the Americas, $32 million in Europe and $17 million in Asia Pacific. For the quarter, sales at consistent translation rates and before acquisitions were up 5 percent in the Americas, up 4 percent in Europe and down 10 percent in Asia Pacific. On the same basis, year-to-date sales were up 7 percent in the Americas, up 3 percent in Europe and down 1 percent in Asia Pacific.

Gross profit margin, expressed as a percentage of sales, was 55 percent for the quarter and 54 percent year-to-date, down 1 percentage point from the third quarter last year and 2 percentage points lower than last year-to-date. For the quarter and year-to-date, the unfavorable effects of currency translation, higher material costs and lower margin rates on acquired Powder Finishing operations were offset somewhat by realized price increases. Non-recurring purchase accounting effects totaling $7 million related to inventory reduced year-to-date gross margin percentage by approximately 1 percentage point.

Total operating expenses for the quarter increased $14 million, including $8 million from Powder Finishing operations. Increases in product development and general and administrative costs were partially offset by changes in currency translation rates. Year-to-date operating expenses increased $34 million, including $16 million from Powder Finishing and a $9 million increase in acquisition and divestiture expenses.

Interest expense increased $2 million for the quarter and $9 million year-to-date due to higher borrowing levels. Other expense (income) includes dividends of $4 million for the quarter and $8 million year-to-date, received from the Liquid Finishing businesses that are required to be held separate from the Company’s other businesses and accounted for as a cost-method investment.

The effective income tax rates of 32 percent for the quarter and 33 percent for the year-to-date are consistent with the comparable periods last year. This year’s rate is reduced by the effect of the investment income from the Liquid Finishing businesses held separate. Last year’s rate was reduced by the effect of the federal R&D credit that is not available in 2012.

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Exhibit 99.1

Page 3 GRACO

Segment Results

Certain measurements of segment operations are summarized below:

	Thirteen Weeks			Thirty-nine Weeks
	Industrial	Contractor	Lubrication	Industrial	Contractor	Lubrication
Net sales (in millions)	$154.7	$74.9	$26.9	$447.0	$228.9	$82.8
Percentage change from last year
Sales	24%	(4)%	7%	19%	0%	11%
Operating earnings	11%	(23)%	22%	4%	(2)%	24%
Operating earnings as a percentage of net sales
2012	30%	17%	20%	31%	19%	21%
2011	34%	21%	17%	35%	19%	18%

Industrial segment sales increased 24 percent for the quarter and 19 percent year-to-date, mostly from the addition of Powder Finishing operations. Without the increase from Powder Finishing operations, sales for the quarter increased 12 percent in the Americas, decreased 7 percent in Europe (1 percent increase at consistent translation rates) and decreased 12 percent in Asia Pacific. On the same basis, year-to-date sales increased 10 percent in the Americas, decreased 2 percent in Europe (4 percent increase at consistent translation rates) and decreased 5 percent in Asia Pacific. Powder Finishing operations contributed to segment operating earnings in the third quarter, but at a lower rate on sales, which drove the decrease in the operating margin rate for this segment.

Contractor segment sales decreased 4 percent for the quarter and were flat year-to-date. Sales for the quarter decreased 5 percent in both the Americas and in Asia Pacific and increased 1 percent in Europe (9 percent at consistent translation rates). Year-to-date sales increased 1 percent in the Americas, decreased 6 percent in Europe (increased 1 percent at consistent translation rates) and increased 8 percent in Asia Pacific. Lower sales volume, product mix and higher marketing and general spending led to lower third quarter operating earnings in the Contractor segment. Year-to-date operating earnings as a percentage of sales are consistent with last year.

Lubrication segment sales increased 7 percent for the quarter and 11 percent year-to-date. Sales for the quarter increased 13 percent in the Americas, 8 percent in Europe (15 percent at consistent translation rates) and decreased 11 percent in Asia Pacific. Year-to-date sales increased 15 percent in the Americas, decreased 2 percent in Europe (3 percent increase at consistent translation rates) and increased 4 percent in Asia Pacific. Higher volume and leveraging of expenses led to improved operating earnings in the Lubrication segment.

Acquisition

On April 2, 2012, the Company completed the purchase of the finishing businesses of Illinois Tool Works Inc., first announced in April 2011. The acquisition includes Powder Finishing and Liquid Finishing equipment operations, technologies and brands. Results of the Powder Finishing business have been included in the Industrial segment since the date of acquisition.

In December 2011, the United States Federal Trade Commission (“FTC”) filed a formal complaint to challenge the proposed acquisition on the grounds that the addition of the Liquid Finishing business to Graco would be anti-competitive, a position which Graco denied. In March 2012, the FTC issued an order (the “Hold Separate Order”) that allowed the acquisition to proceed to closing on April 2, 2012, subject to certain conditions while it evaluated a settlement proposal from Graco. Pursuant to the Hold

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Exhibit 99.1

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Separate Order, the Liquid Finishing business was to be held separate from the rest of Graco’s businesses until the FTC determined which portions, if any, of the Liquid Finishing business Graco must divest.

In May 2012, the FTC issued a proposed decision and order (the “Decision and Order”) which requires Graco to sell the Liquid Finishing business assets, no later than 180 days from the date the order becomes final. The FTC has not yet issued its final Decision and Order. The Company has retained the services of an investment bank to help it market the Liquid Finishing business and identify potential buyers. The sale process is expected to be completed within the 180 days allowed by the Decision and Order.

While it seeks a buyer, Graco must continue to hold the Liquid Finishing business separate from its other businesses and maintain them as viable and competitive. In accordance with the Hold Separate Order, the Liquid Finishing business is managed independently by experienced Liquid Finishing business managers, under the supervision of a trustee appointed by the FTC, who reports directly to the FTC.

Under terms of the Hold Separate Order, the Company does not control the Liquid Finishing business, nor is it able to exert influence over the Liquid Finishing operations. Consequently, the Company’s investment in the Liquid Finishing business has been reflected as a cost-method investment, and its financial results have not been consolidated with those of the Company. Income is recognized based on dividends received from current earnings and is included in other income.

The Liquid Finishing business generated sales of $70 million and EBITDA of $15 million in the third quarter, both of which were increases from the previous quarter and the comparable period in the prior year.

Outlook

“We are expecting macroeconomic crosscurrents to continue into the fourth quarter, with favorable conditions in the Americas and challenges in China, India and Western Europe,” stated McHale. “The investments we have made during the past few years to broaden our geographic coverage and diversify our product portfolio give us opportunities to outperform our end markets, while the nascent housing recovery in the U.S. should be a positive for our Contractor equipment business. We will forge ahead with new product development, expansion of our distribution channel, conversion of end users from manual painting to using equipment, and continue our efforts to expand into adjacent new markets.”

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Exhibit 99.1

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Cautionary Statement Regarding Forward-Looking Statements

A forward-looking statement is any statement made in this earnings release and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press releases, analyst briefings, conference calls and the Company’s Overview report to shareholders, which reflects the Company’s current thinking on market trends and the Company’s future financial performance at the time they are made. All forecasts and projections are forward-looking statements. The Company undertakes no obligation to update these statements in light of new information or future events.

The Company desires to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. In addition, risk factors related to the Company’s acquisition of the finishing businesses from ITW and proposed divestiture of the Liquid Finishing equipment operations include: whether and when the required regulatory approvals will be obtained, whether and when the Company will be able to realize the expected financial results and accretive effect of the transaction, how customers, competitors, suppliers and employees react to the transaction, economic changes in global markets, the extent of the acquired businesses required to be divested, whether the Company will be able to find a suitable purchaser(s) and structure the divestiture on acceptable terms, and whether the Company will be able to complete a divestiture in a time frame that is satisfactory to the Federal Trade Commission. Please refer to Item 1A of, and Exhibit 99 to, the Company’s Annual Report on Form 10-K for fiscal year 2011 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com/ir and the Securities and Exchange Commission’s website at www.sec.gov.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, October 25, 2012, at 11:00 a.m. ET, to discuss Graco’s third quarter results.

A real-time webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com/ir. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2:00 p.m. ET on October 25, 2012, by dialing 800-406-7325, Conference ID #4568468, if calling within the U.S. or Canada. The dial-in number for international participants is 303-590-3030, with the same Conference ID #. The replay by telephone will be available through October 28, 2012.

Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com/ir.

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Exhibit 99.1

Page 6 GRACO

GRACO INC. AND SUBSIDIARIES

Consolidated Statement of Earnings (Unaudited)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
(in thousands, except per share amounts)	Sep 28, 2012	Sep 30, 2011	Sep 28, 2012	Sep 30, 2011
Net Sales	$256,472	$227,347	$758,778	$679,689
Cost of products sold	116,539	100,998	347,136	296,497

Gross Profit	139,933	126,349	411,642	383,192
Product development	12,485	10,423	36,625	30,708
Selling, marketing and distribution	41,230	36,673	121,803	113,738
General and administrative	29,887	22,451	86,439	66,620

Operating Earnings	56,331	56,802	166,775	172,126
Interest expense	5,233	3,125	14,281	5,473
Other expense (income), net	(3,233)	325	(6,170)	649

Earnings Before Income Taxes	54,331	53,352	158,664	166,004
Income taxes	17,200	16,800	51,800	54,100

Net Earnings	$37,131	$36,552	$106,864	$111,904

Net Earnings per Common Share
Basic	$0.61	$0.60	$1.77	$1.85
Diluted	$0.60	$0.60	$1.73	$1.82
Weighted Average Number of Shares
Basic	60,570	60,430	60,369	60,474
Diluted	61,778	61,415	61,640	61,615

Segment Information (Unaudited)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
	Sep 28, 2012	Sep 30, 2011	Sep 28, 2012	Sep 30, 2011
Net Sales
Industrial	$154,704	$124,502	$447,027	$376,636
Contractor	74,851	77,757	228,943	228,664
Lubrication	26,917	25,088	82,808	74,389

Total	$256,472	$227,347	$758,778	$679,689

Operating Earnings
Industrial	$47,162	$42,632	$138,646	$132,996
Contractor	12,835	16,700	43,339	44,239
Lubrication	5,356	4,380	16,988	13,652
Unallocated corporate (expense)	(9,022)	(6,910)	(32,198)	(18,761)

Total	$56,331	$56,802	$166,775	$172,126

All figures are subject to audit and adjustment at the end of the fiscal year.

The consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management’s Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com/ir.

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